June 21, 2007

David L. Orlic, Esq. (Mail Stop 4561)
Division of Corporation Finance
United States Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

Re:	Bridgeline Software, Inc. Registration Statement on Form SB-2 Commission File No. 333-139298

Dear Mr. Orlic:

On behalf of Bridgeline Software, Inc. (the “Company”), I enclose for filing through EDGAR Amendment No. 4 (the “Amendment”) to the Company’s registration statement on Form SB-2 (Commission File No. 333-139298) (the “Registration Statement”).

Set forth below on behalf of the Company are responses to the comments provided by the staff of the Division of Corporation Finance of the Securities and Exchange Commission (the “Staff”) to Mr. Thomas Massie, President and Chief Executive Officer of the Company, in a letter dated June 15, 2007 (the “Letter”) from Mark P. Shuman, Branch Chief – Legal. Such responses are based on information provided to us by the Company. The responses set forth below are keyed to the sequential numbering of the comments in the Letter and to the headings used in the Letter.

Page numbers referred to in the responses are to the applicable pages of the preliminary initial public offering prospectus contained in the Amendment (the “IPO Prospectus”). Capitalized terms used and not defined in this letter have the meanings assigned to them in the Registration Statement.

Cover Page

1.           We refer to comment 3 of our letter dated May 2, 2007. Please further revise the cover page to specifically identify the underwriter of the initial public offering as a potential selling shareholder under the selling shareholder prospectus.

June 21, 2007

Response

The above-referenced disclosure has been revised to address the Staff’s comment. Please see the revised cover page of the IPO Prospectus.

Inside Front Cover Page

2.           Please delete the reference to “Microsoft-certified” developers. Text of this nature is not appropriate on an inside cover page, because it is excessively detailed, does not appear key to investors or essential to explain the graphics, and it is not possible to explain what “Microsoft-certified” developers are within the textual limitation imposed on the inside cover page information. Additionally, the text that does describe your business generally, or that otherwise is not a concise introduction to the graphics presented, should be deleted. Finally, the artwork you use should not be redundant. In this respect, it appears that the information on the inside front cover page is also represented at pages 76-77.

Response

We have revised the introductory text to the artwork on the inside front cover page to address the Staff’s comment.   We have also deleted all artwork that appears on the inside front cover page and the inside back cover page from the Business section.  Please note that after making these changes we moved the artwork that was formerly on the inside front cover page to the inside back cover page.  Similarly, we moved the artwork that was formerly on the inside back cover page to the inside front cover page.

Prospectus Summary, page 5

3.           With respect to comment 5 of our letter dated May 2, 2007, please expand the third paragraph under the subheading “Acquisitions” to eliminate the phrase “will be considered to have been completed” and more clearly indicate, if true, that once the offering is completed, the seller will be obligated to consummate the acquisition, if your stock has commenced trading, promptly after your receipt of $10 million of proceeds and your delivery of $2.5 million to the escrow agent with routine transaction documentation you expect to be able to provide. Your current disclosure does not succinctly describe the obligations of the parties to enter into the escrow agreement or the actions required of them following the deposit of the “closing documentation and deliverables” with the escrow agent. Briefly explain the circumstances in which the acquisition would not be completed, following your payment of the cash and delivery of routine transaction documentation to the escrow agent. Clarify whether the seller is currently contractually obligated to deposit the shares to be acquired, following your performance under the escrow agreement as described above.

Response

The above-referenced disclosure has been revised to address the Staff’s comment. Please see revised page 5 of the IPO Prospectus.

June 21, 2007

Management’s Discussion and Analysis, page 38

Stock-Based Compensation, page 46

4.           We note the changes in the fair values of the underlying common stock at each valuation date since August of 2005, as noted in previously provided Exhibit F. Within Management’s Discussion and Analysis describe the significant intervening events within the company and changes in your assumptions which lead to the changes in fair values at each date fair value was determined. Further, you should address the differences between the determined fair values and the estimated IPO price. We refer you to paragraph 182b of the AICPA Practice Aid.

Response

The Company has expanded its disclosure with regards to stock-based compensation to address the Staff’s comment.

The Company advises the Staff that prior to July 31, 2005, the Company had completed several contemporaneous sales of its common stock to unrelated accredited investors in private placement transactions for cash.  The Company believes these contemporaneous sales represent the most reasonable estimate of fair value during this period.  The most recent contemporaneous sale was completed in December 2004 and reflected an estimated fair value of our common stock of $3.75 per share.  Effective August 1, 2005, in the absence of contemporaneous transactions involving the sale of our common stock for cash, management adopted a policy whereby the fair value of common stock underlying option and warrant grants would be based on valuations prepared by management. The first such issuance of options subject to this policy was in December 2005 and the fair value of common stock as determined by our valuation model was $2.07 per share.  There were no discernable events during the period from December 2004 to December 2005 that would have had a measurable impact on per share value; changes in estimated fair value were driven principally by adoption of the valuation model.  Changes in the estimated fair value of the our common stock subsequent to December 2005 resulted from changes in the inputs to the model, in particular, revenues.

Management’s valuation model estimates the value of the Company’s stock at each valuation date utilizing three valuation methods: the discounted cash flow method, the transaction method (acquired companies) and the public company guideline method.  Changes in the fair value of the common stock are principally attributable to increases in the projected revenues at each of the valuation dates. Increases in projected revenues and cash flows result from organic growth of existing operations and from expected acquisitions consistent with the Company’s formal acquisition program.

The Company has also expanded its disclosure pursuant to paragraph 182c of the AICPA Practice Aid as it pertains to the effect of the Objectware acquisition.  The difference between the estimated per share fair value of the Company’s stock at March 31, 2007 ($3.31) and the midpoint of the estimated price range of the IPO of $5.50 is principally due to the accretive pro forma effect on revenues and earnings attributable to the pending acquisition of Objectware, Inc.

June 21, 2007

On a pro forma basis, reflecting the acquisition of Objectware, the Company’s fiscal 2006 revenues increased by 50% to 60% and its losses decreased by 80% to 90%.

5.           You should describe the reasons and assumptions for the weighting of the valuation methods and describe the changes in your weightings among the three valuation techniques utilized from August of 2005 through the most recent period reported within the registration statement.

Response

The above-referenced disclosure has been revised to address the Staff’s comment.

6.           When using the discounted cash flow method under the income approach, you should disclose the time frame utilized when determining forecasted cash flows, the basis for the time frame and disclose the significant assumptions which had a substantial effect on the valuation. Address, in greater detail, why the range of discount rates of 21% to 35% used was appropriate.

Response

The above-referenced disclosure has been revised to address the Staff’s comment.

7.           Regarding your use of the two market approaches, we ask you to provide the following:

•
Describe in greater detail the significant assumptions and factors used with the market data when evaluating merger and acquisition transactions involving comparable public and private companies in determining your enterprise value.

The above-referenced disclosure has been revised to address the Staff’s comment.

•	Describe how you selected the comparable enterprises you analyzed within your two market approaches.

The above-referenced disclosure has been revised to address the Staff’s comment.

•
Regarding your use of the price-to-sales ratio obtained from comparable publicly traded companies, disclose why this financial metric was selected and why the 10th percentile was used. Address what consideration was given to using other financial metrics identified within paragraph 50 of the AICPA Practice Aid.

The above-referenced disclosure has been revised to address the Staff’s comment.

June 21, 2007

•	Tell us why you did not consider the value of the common equity issued in conjunction with the acquisition of New Tilt in April of 2006 in performing or evaluating your enterprise valuations.

Response

The Company advises the Staff that in accounting for the shares of the Company issued in connection with the New Tilt acquisition, the Company recorded such shares at a fair value of $2.24 as determined by the valuation methodology more fully described in MD&A.  As the share value used in the New Tilt acquisition was consistent with the share value determined via the model, no further consideration was needed.

8.           Provide the disclosures required by paragraph 182c. of the AICPA Practice Aid.

Response

The above-referenced disclosure has been revised to address the Staff’s comment.

9.           In the fifth paragraph on page 47, you state that you used data provided by an independent valuation specialist to determine the fair value of your common stock under the guideline public company method. Please confirm that the specialist merely provided data and did not perform any of the analysis you describe. If the specialist merely provided data, please remove the reference, both here and in the notes to the financial statements, to “data provided by an independent valuation specialist.” You may instead refer to “data provided by a third party.” The current disclosure may give the impression that valuations were performed by an independent specialist.

Response

The Company has revised the above-referenced disclosure to refer to “data provided by a third party” as the specialists did not perform the analysis described in the disclosure.

10.        We note your disclosure on page 48 within Management’s Discussion and Analysis, that the enterprise value is allocated using the option-pricing method. In determining enterprise value you considered both the income approach and two market approaches. Given that you have only one class of common equity, tell us why it is appropriate for you to allocate enterprise value using the option-pricing method. We reference paragraph 140 and the example in paragraph I9 of the AICPA Practice Aid.

Response

The Company incorrectly referred to the allocation of enterprise value using an option-pricing method, as the Company maintains only one class of stock (common stock).  Accordingly, the disclosure has been revised to remove such reference.

June 21, 2007

Business, page 65

11.        You have retained a statement on page 80 that “we believe our organic revenue growth will continue each year in our geographical regions....” Taken in conjunction with the immediately prior statement that you have experienced 26% organic growth in each of the last three years, this statement appears to be a projection or similar statement concerning future performance, for which you should provide sufficient support. Please revise to provide both quantitative and qualitative support for this projection.

Response

The above-reference disclosure has been revised to reflect the Staff’s comment.  We have removed the statement regarding our past organic revenue growth to eliminate the appearance of making a projection regarding future performance.

12.        Please refer to comment 13 of our letter dated May 2, 2007. We note the revisions to the competition disclosure on pages 84-87. Please describe how your competitive position compares to that of your competitors with respect to any of the other areas you have identified, such as pricing, ease of implementation or reliability.

Response

The above-referenced disclosure has been revised to address the Staff’s comment. Please see the competition disclosure on pages 84 - 87.

Note 2. Summary of Significant Accounting Policies, page F-27

Revenue Recognition, page F-27

13.        We note your response to comment 20 of our letter dated May 2, 2007. Your disclosures should clarify that Web Service engagements that include hosting arrangements are accounted for as multiple element arrangements as described within the Multiple Element Arrangement section of your revenue recognition accounting policy.

Response

The above-referenced disclosure has been revised to address the Staff’s comment.

Note 9. Shareholder’s Equity, page F-54

14.        We note your response to comment 22 of our letter dated May 2, 2007. Please revise to disclose, for each period presented, the intrinsic value of both the options and warrants exercised as required by paragraph A240(c)(2). Further, provide the disclosure specified in paragraph A240(b)(2) as it relates to warrants granted.

June 21, 2007

Response

The above-referenced disclosure has been revised to address the Staff’s comment.

The Company hereby acknowledges that:

•	should the Commission or the Staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•
the action of the Commission or the Staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•	the Company may not assert this action as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you require additional information concerning the Registration Statement, please contact either the undersigned or Daniele Ouellette Levy of this firm at 781-622-5930.

Thank you very much.

Very truly yours, /s/Carl F. Barnes Carl F. Barnes

cc:           Mr. Marc D. Thomas
Mr. Thomas Massie
Mr. Gary Cebula
Joseph C. Marrow, Esq.
Daniele Ouellette Levy, Esq.
F. Alec Orudjev, Esq.